SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2005

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: March 31, 2005.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information
REF		4th QUARTER 2004		4th QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%

1	TOTAL ASSETS	38,149,448	100%	25,166,082	100%
2	CURRENT ASSETS	30,664,283	80%	18,078,370	72%
3	CASH AND SHORT-TERM INVESTMENTS	13,374,529	35%	7,547,916	30%
4	ACCOUNTS RECEIVABLE (NET)	11,298,069	30%	5,713,563	23%
5	OTHER ACCOUNTS RECEIVABLE	1,478,093	4%	1,218,749	5%
6	INVENTORIES	3,697,156	10%	3,295,272	13%
7	OTHER ASSETS	816,436	2%	302,870	1%
8	LONG-TERM ASSETS	917,711	2%	885,554	4%
9	ACCOUNTS RECEIVABLE (NET)	—	0%	—	0%
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	917,711	2%	885,554	4%
11	OTHER	—	0%	—	0%
12	PROPERT, PLANT AND EQUIPMENT	5,247,801	14%	4,172,757	17%
13	PROPERTIES	3,269,844	9%	3,224,068	13%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	368,422	1%	397,521	2%
15	OTHER EQUIPMENT	5,361,494	14%	4,342,891	17%
16	ACCUMULATED DEPRECIATION	3,751,959	10%	3,791,723	15%
17	CONSTRUCTION IN PROGRESS	—	0%	—	0%
18	DEFERRED ASSETS (NET)	760,509	2%	1,432,377	6%
19	OTHER ASSETS	559,144	1%	597,023	2%

20	TOTAL LIABILITIES	30,252,201	100%	18,742,217	100%

21	CURRENT LIABILITIES	24,260,136	80%	14,131,781	75%
22	SUPPLIERS	4,420,742	15%	3,260,035	17%
23	BANK DEBT	—	0%	30,236	0%
24	STOCK MARKET LOANS	1,016,621	3%	736,031	4%
25	PAYABLE TAXES	112,407	0%	312,283	2%
26	OTHER CURRENT LIABILITIES	18,710,366	62%	9,793,196	52%
27	LONG-TERM LIABILITIES	4,386,369	14%	3,250,764	17%
28	BANK DEBT	1,786,369	6%	—	0%
29	STOCK MARKET LOANS	2,600,000	9%	3,248,556	17%
30	OTHER DEBT	—	0%	2,208	0%
31	DEFERRED CREDITS	1,513,343	5%	1,255,585	7%
32	OTHER LIABILITIES	92,353	0%	104,087	1%
33	CONSOLIDATED STOCKHOLDERS ´EQUITY	7,897,247	100%	6,423,865	100%
34	MINORITY STOCKHOLDERS	—		45,355	1%
35	MAJORITY STOCKHOLDERS	7,897,247	100%	6,378,510	99%
36	CONTRIBUTED CAPITAL	2,027,063	26%	1,958,560	30%
38	CAPITAL STOCK (NOMINAL)	564,274	7%	552,280	9%
38	CAPITAL STOCK (RESTATEMENT)	163,586	2%	164,580	3%
39	PAID-IN CAPITAL	1,299,203	16%	1,241,700	19%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	5,870,184	74%	4,419,950	69%
42	RETAINED EARNINGS AND CAPITAL RESERVES	8,211,619	104%	7,190,535	112%
43	RESERVE FOR REPURCHASE OF SHARES	521,164	7%	619,788	10%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,733,239)	-60%	(4,592,081)	-71%

45	NET INCOME FOR THE PERIOD	1,870,640	24%	1,201,708	19%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED BALANCE SHEETS

MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004		4th QUARTER 2003
REF
S	CONCEPTS	Amount	%	Amount	%

3	CASH AND SHORT-TERM INVESTMENTS	13,374,529	100%	7,547,915	100%
46	CASH	1,673,959	13%	1,088,689	14%
47	SHORT-TERM INVESTMENTS	11,700,570	87%	6,459,227	86%

18	DEFERRED ASSETS (NET)	760,509	100%	1,432,378	100%
48	CAPITALIZED EXPENSES	—	0%	—	0%
49	GOODWILL	760,509	100%	1,432,378	100%
50	DEFERRED TAXES	—	0%	—	0%
51	OTHER	—	0%	—	0%

21	CURRENT LIABILITIES	24,260,136	100%	14,131,783	100%
52	DENOMINATED IN FOREING CURRENCY	361,060	1%	451,039	3%
53	DENOMINATED IN MEXICAN PESOS	23,899,076	99%	13,680,742	97%

24	STOCK MARKET LOANS	1,016,621	100%	736,031	100%
54	COMMERCIAL PAPER	1,003,056	99%	633,229	86%
55	MEDIUM-TERM NOTES	—	0%	—	0%
56	CURRENT PORTION OF LONG-TERM DEBT	13,565	1%	102,802	14%

26	OTHER CURRENT LIABILITIES	18,710,366	100%	9,793,198	100%
57	INTEREST BEARING CURRENT LIABILITIES	17,496,342	94%	8,735,664	89%
58	NON-INTEREST BEARING CURRENT LIABILITIES	1,214,024	6%	1,057,532	11%

27	LONG-TERM LIABILITIES	4,386,369	100%	3,250,764	100%
59	DENOMINATED IN FOREING CURRENCY	—	0%	3,250,764	100%
60	DENOMINATED IN MEXICAN PESOS	4,386,369	100%	—	0%

29	STOCK MARKET LOANS	2,600,000	100%	3,248,556	100%
61	BONDS	2,600,000	100%	3,248,556	100%
62	MEDIUM-TERM NOTES	—	0%	—	0%

30	OTHER DEBT	—	100%	2,208	100%
63	INTEREST BEARING CURRENT LIABILITIES	—	0%	2,208	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES	—	0%	—	0%

31	DEFERRED CREDITS	1,513,343	100%	1,255,585	100%
65	NEGATIVE GOODWILL	—	0%	1,160	0%
66	DEFERRED TAXES	1,119,782	74%	897,780	72%
67	OTHER	393,561	26%	356,645	28%

32	OTHER LIABILITIES	92,353	100%	104,087	100%
68	RESERVES	92,353	100%	104,087	100%
69	OTHER	—	0%	—	0%

44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,733,239)	100%	(4,592,082)	100%
70	MONETARY POSITION ACCUMULATED EFFECT	—	0%	—	0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,733,239)	100%	(4,592,082)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED FINANCIAL STATEMENT

OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004	4th QUARTER 2003
REF
S	CONCEPTS	Amount	Amount

72	WORKING CAPITAL	6,404,147	3,946,589
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	90,830	104,087
74	EXECUTIVES (*)	154	115
75	EMPLOYEES (*)	27,957	24,213
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	244,825,390	239,621,756
78	REPURCHASED SHARES (*)	5,053,768	5,486,940

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004		4th QUARTER 2003
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	26,199,545	100%	21,845,442	100%
2	COST OF GOODS SOLD	14,694,786	56%	12,200,488	56%
3	GROSS PROFIT	11,504,759	44%	9,644,954	44%
4	OPERATING EXPENSES	8,596,661	33%	7,068,994	32%
5	OPERATING INCOME	2,908,098	11%	2,575,960	12%
6	COMPREHENSIVE FINANCING RESULT	432,286	2%	527,410	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	2,475,812	9%	2,048,550	9%
8	OTHER FINANCIAL OPERATIONS	(626,690)	-2%	89,455	0%
9	PRE-TAX INCOME	3,102,502	12%	1,959,096	9%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	603,931	2%	532,805	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	2,498,571	10%	1,426,290	7%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	96,928	0%	(221,690)	-1%
13	INCOME FROM CONTINUING OPERATIONS	2,595,499	10%	1,204,601	6%
14	DISCONTINUED OPERATIONS	—	0%	—	0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	2,595,499	10%	1,204,600	6%
16	EXTRAORDINARY ITEMS — NET	724,859	3%	—	0%
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	—	0%	—	0%
18	NET CONSOLIDATED INCOME	1,870,640	7%	1,204,600	6%
19	INCOME OF MINORITY STOCKHOLDERS	—	0%	2,892	0%
20	INCOME OF MAJORITY STOCKHOLDERS	1,870,640	7%	1,201,708	6%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004		4th QUARTER 2003
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	26,199,545	100%	21,845,442	100%
21	DOMESTIC	23,970,060	91%	20,228,728	93%
22	FOREIGN	2,229,485	9%	1,616,714	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	199,954	1%	143,964	1%

6	COMPREHENSIVE FINANCING RESULT	432,286	100%	527,410	100%
24	INTEREST EXPENSE	782,801	181%	755,105	143%
25	EXCHANGE LOSS	64,297	15%	213,064	40%
26	INTEREST INCOME	237,941	55%	305,602	58%
27	EXCHANGE GAIN	—	0%	—	0%
28	GAIN ON NET MONETARY POSITION	(176,871)	-41%	(135,157)	-26%

8	OTHER FINANCIAL OPERATIONS	(626,690)	-100%	89,455	100%
29	OTHER EXPENSES (INCOME) — NET	(626,690)	-100%	89,455	100%
30	(PROFIT) LOSS ON SALE OF SHARES	—	0%	—	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	—	0%	—	0%

10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	603,931	100%	532,805	100%
32	INCOME TAX	376,244	62%	338,971	64%
33	DEFERRED INCOME TAX	222,010	37%	189,981	36%
34	EMPLOYESS´ STATUTORY PROFIT SHARING	5,677	1%	3,853	1%
35	DEFERRED EMPLOYESS´ STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004	4th QUARTER 2003
REF
R	CONCEPTS	Amount	Amount

36	TOTAL SALES	26,199,544	21,845,441
37	NET INCOME FOR THE PERIOD (**)	1,140,133	996,974
38	NET SALES (**)	26,199,545	21,845,442
39	OPERATING INCOME (**)	2,908,098	2,575,960
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,870,640	1,201,708
41	CONSOLIDATED NET INCOME (**)	1,870,640	1,204,600

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM OCTOBER 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004		4th QUARTER 2003
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	8,022,631	100%	6,505,109	100%
2	COST OF GOODS SOLD	4,506,547	56%	3,495,990	54%
3	GROSS PROFIT	3,516,084	44%	3,009,119	46%
4	OPERATING EXPENSES	2,630,581	33%	2,146,004	33%
5	OPERATING INCOME	885,503	11%	863,115	13%
6	COMPREHENSIVE FINANCING RESULT	(63,553)	-1%	(170,773)	-3%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	949,056	12%	1,033,888	16%
8	OTHER FINANCIAL OPERATIONS	(626,690)	-8%	89,455	1%
9	PRE-TAX INCOME	1,575,746	20%	944,433	15%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	305,493	4%	296,740	5%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,270,253	16%	647,693	10%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	79,429	1%	(218,592)	-3%
13	INCOME FROM CONTINUING OPERATIONS	1,349,682	17%	429,101	7%
14	DISCONTINUED OPERATIONS	—	0%	—	0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	1,349,682	17%	429,101	7%
16	EXTRAORDINARY ITEMS - NET	724,859	9%	—	0%
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	—	0%	—	0%
18	NET CONSOLIDATED INCOME	624,823	8%	429,101	7%
19	INCOME OF MINORITY STOCKHOLDERS	289	0%	1,245	0%
20	INCOME OF MAJORITY STOCKHOLDERS	624,534	8%	427,856	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004		4th QUARTER 2003
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	8,022,631	100%	6,505,109	100%
21	DOMESTIC	7,294,892	91%	5,976,077	92%
22	FOREIGN	727,739	9%	529,032	8%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	67,990	1%	46,956	1%

6	COMPREHENSIVE FINANCING RESULT	(63,553)	100%	(170,773)	100%
24	INTEREST EXPENSE	126,285	199%	133,351	78%
25	EXCHANGE LOSS	105,726	166%	—	0%
26	INTEREST INCOME	150,390	237%	192,809	113%
27	EXCHANGE GAIN	—	0%	30,366	18%
28	GAIN ON NET MONETARY POSITION	(145,174)	-228%	(80,949)	-47%

8	OTHER FINANCIAL OPERATIONS	(626,690)	-100%	89,455	100%
29	OTHER EXPENSES (INCOME) — NET	(626,690)	-100%	89,455	100%
30	(PROFIT) LOSS ON SALE OF SHARES	—	0%	—	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	—	0%	—	0%

10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	305,493	100%	296,740	100%
32	INCOME TAX	138,345	45%	125,722	42%
33	DEFERRED INCOME TAX	161,471	53%	171,018	58%
34	EMPLOYESS ´STATUTORY PROFIT SHARING	5,677	0%	—	0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004	4th QUARTER 2003
REF
C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	1,870,640	1,204,600
2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	2,259,552	1,966,709
3	CASH FLOW FROM NET INCOME OF THE YEAR	4,130,192	3,171,310
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	2,883,993	4,309,317
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	7,014,185	7,480,627
6	CASH FLOW FROM EXTERNAL FINANCING	1,448,295	(2,110,491)
7	CASH FLOW FROM INTERNAL FINANCING	(401,841)	(364,899)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	1,046,454	(2,475,390)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(2,234,026)	(1,316,541)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,826,613	3,688,696
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,547,916	3,859,220
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,374,529	7,547,915

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2004 AND 2003
(Thousands of Mexican Pesos of December 31, 2004 purchasing power)

Audited Information

		4th QUARTER 2004	4th QUARTER 2003
REF
C	CONCEPTS	Amount	Amount

2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	2,259,552	1,966,709
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	1,221,415	1,053,203
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	18,601	17,467
15	EXCHANGE (GAIN) LOSSES	—	—
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES	—	—
17	OTHER ITEMS	780,667	484,368
17	OTHER ITEMS THAT DOESN’T HAVE TO DO WITH EBITDA	238,869	411,671

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	2,883,993	4,309,318
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(6,365,173)	(2,606,403)
19	(INCREASE) DECREASE IN INVENTORIES	(349,353)	(37,959)
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	(538,419)	(936,164)
21	INCREASE (DECREASE) IN SUPPLIERS	1,160,707	206,423
22	INCREASE (DECREASE) IN OTHER LIABILITIES	8,976,231	7,683,421

6	CASH FLOW FROM EXTERNAL FINANCING	1,448,295	(2,110,491)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	2,006,487	(940,417)
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(648,556)	(801,794)
25	DIVIDENDS RECEIVED	—	—
26	OTHER FINANCING	117,209	45,481
27	( - ) BANK DEBT AMORTIZATION	—	—
28	( - ) STOCK MARKET LOANS AMORTIZATION	—	—
29	( - ) OTHER FINANCING	(26,845)	(413,761)

7	CASH FLOW FROM INTERNAL FINANCING	(401,841)	(364,899)
30	INCREASE (DECREASE) IN CAPITAL STOCK	11,000	943
31	PAID DIVIDENDS	(254,511)	(198,099)
32	PAID-IN CAPITAL	(158,330)	(167,744)
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES	—	—

9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(2,234,026)	(1,316,541)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(150,375)	(203,115)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,083,651)	(1,113,426)
36	INCREASE IN CONSTRUCTION IN PROGRESS	—	—
37	SALE OF PERMANENT INVESTMENTS	—	—
38	SALE OF FIXED ASSETS	—	—
39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

Audited Information

		4th QUARTER 2004	4th QUARTER 2003
REF
P	CONCEPTS

	YIELD
1	NET INCOME TO NET SALES	7.14%	5.51%
2	NET INCOME TO STOCKHOLDERS ´EQUITY(**)	23.69%	18.84%
3	NET INCOME TO TOTAL ASSETS (**)	4.90%	4.79%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.18%	218.09%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	9.46%	11.22%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.69 times	0.87 times
7	NET SALES TO FIXED ASSETS (**)	4.99 times	5.24 times
8	INVENTORY TURNAROUND (**)	3.97 times	3.70 times
9	RECEIVABLES TURNAROUND	135 days	82 days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	3.42%	5.92%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	79.30%	74.47%
12	TOTAL LIABILITIES TO STOCKHOLDERS ´EQUITY	3.83 times	2.92 times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	1.19%	19.75%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	83.58%	77.90%
15	OPERATING INCOME TO INTEREST EXPENSE	3.71 times	3.41 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.87 times	1.17 times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26 times	1.28 times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.11 times	1.05 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.01 times	0.96 times
20	CASH TO CURRENT LIABILITIES	55.13%	53.41%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	15.76%	14.52%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	11.01%	19.73%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	8.96 times	9.91 times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	138.40%	85.26%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(38.40)%	14.74%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	93.27%	84.57%

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2004

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

Audited Information
REF
D	CONCEPTS	4th QUARTER 2004		4th QUARTER 2003

1	BASIC EARNINGS PER COMMON SHARE (**)	7.86		5.03
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	4.82		5.03
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		—
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	3.05		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	32.26		26.62
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.07		0.83
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	3.21	times	2.24	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	13.17	times	11.82	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

              (**) LAST TWELVE MONTHS INFORMATION

Grupo Elektra Announces Record Net Income
of Ps. 625 Million for 4Q04, up 46% YoY,
and Ps. 1.9 Billion in 2004, up 56% YoY

— Record EBITDA of Ps. 1.3 Billion for 4Q04, up 23% YoY,
and Ps. 4.1 Billion for 2004, up 14% YoY —

— Banco Azteca’s Customer Deposits Grew 13% QoQ to Ps. 17.4 Billion
and Gross Credit Portfolio Increased 19% QoQ to Ps. 11.3 Billion —

Highlights

•	Grupo Elektra’s consolidated EBITDA reached Ps. 1.3 billion in 4Q04, a 23.1% YoY increase from Ps. 1.0 billion in 4Q03, and a record for a fourth quarter. For 2004, EBITDA was Ps. 4.1 billion, a 13.6% YoY increase from Ps. 3.6 billion in 2003.

•	Consolidated revenues increased 23.3% YoY from Ps. 6.5 billion in 4Q03 to Ps. 8.0 billion in 4Q04 and 19.9% YoY from Ps. 21.8 billion in 2003 to Ps. 26.2 billion in 2004, due to a good performance of our store formats, an outstanding turnaround of our operations in Latin America, better-than-expected performance of our bank operations, and very encouraging results from our two newest businesses: Afore Azteca and Seguros Azteca.

•	Merchandise sales for 4Q04 rose 7.4% YoY to Ps. 5.2 billion from Ps. 4.8 billion in 4Q03. For 2004, merchandise sales increased 10.6% YoY, from Ps. 15.9 billion to Ps. 17.7 billion. In both cases, these increases result from our new, remodeled and relocated stores; new products and services offered in our stores; our effective and competitive promotional strategies implemented during the holiday season and throughout the year; and longer credit payment terms, amongst other.

•	Banco Azteca’s customer deposits grew 12.9% QoQ to Ps. 17.4 billion from Ps. 15.4 billion in 3Q04. Our deposits continue to fully fund our gross credit portfolio of Ps. 11.3 billion in 4Q04, which was up 19.4% QoQ from Ps. 9.5 billion in 3Q04.

•	On October 20, Grupo Elektra together with Banco Azteca launched the Empresario Azteca program and the Asociación del Empresario Azteca to finance and assist potential entrepreneurs in starting up or expanding small businesses.

Grupo Elektra, S.A. de C.V.	1	Fourth Quarter 2004 Results

Mexico City, February 16, 2005 – Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the fourth quarter and full year of 2004.

     Javier Sarro, CEO of Grupo Elektra said, “Congratulations go to all of our talented employees from both our retail and financial divisions for delivering double-digit revenue and EBITDA growth for the year and for an excellent job in meeting our customers’ needs. Our store improvements and expansions throughout all our formats with added goods and services are a sound foundation for growth in 2005. We are bullish on 2005 as we continue to deliver valued-added merchandise and financial products and services to the vast majority of the population in Mexico and other Latin American countries where we operate.”

     “We have a lot to celebrate in our second anniversary,” said Carlos Septién, CEO of Banco Azteca. “It has been two years of intense effort that has yielded concrete results. Not only have we greatly expanded our product offering, but also our customer base and the number of bank branches to serve them. We send our warmest thanks to all of our employees that are making the dream of bringing quality services to a once “unbankable” segment of the population. We look forward to repeating this success in 2005.” Mr. Septién concluded.

     Rodrigo Pliego, Grupo Elektra’s Chief Financial Officer, commented “Our results during the past year clearly demonstrate our efforts to improve profitability. Early on 2004, we took a major step in calling our Senior Notes issued in US dollars and refinancing them with peso debt. The savings in financial expenses is clear, as are the results of our store expansion program. For 2005, we will continue improving our operating leverage, and expect the results to be evident in our EBITDA for the year.”

     4Q04 and 2004 Financial Highlights

     Consolidated Revenues

     Total consolidated revenues increased 23.3% YoY from Ps. 6.5 billion in 4Q03 to Ps. 8.0 billion in 4Q04, the highest level reached in a fourth quarter. This result is explained by a solid 74.4% increase YoY in financial revenues from Banco Azteca, from Ps. 1.2 billion in 4Q03 to Ps. 2.1 billion in 4Q04; continued growth of merchandise sales, which increased 7.4% YoY from Ps. 4.8 billion in 4Q03 to Ps. 5.2 billion in 4Q04; and a 12.6% YoY growth in money transfer revenues from Ps. 210.1 million in 4Q03 to Ps. 236.6 million in 4Q04.

     Merchandise sales growth was consistent across Elektra and Bodega de Remates formats, with YoY increases of 9.5% and 2.0%, respectively; and a 6.8% decrease in the Salinas y Rocha format due to stores closed over the year. Growth was buoyed by new, relocated and remodeled stores; the addition of new merchandise including motorcycles, scooters and mopeds; LCD, HDTV and plasma televisions; and cellulars with PDA technology; as well as our Empresario Azteca program. In addition, our newest store format Elektricity is starting to show encouraging results. Finally, we are also reaping the benefits of our continued aggressive pricing and promotional strategies, and our door-to-door sales initiative.

Grupo Elektra, S.A. de C.V.	2	Fourth Quarter 2004 Results

     Increases in Banco Azteca’s financial income are largely due to greater credit availability and streamlined processing of credit applications at our stores and other channels; higher limits on personal loans; longer credit terms for our weekly payments credit programs: and the success of our mobile sales force (Comercializadora) in attracting new customers.

     Lastly, other income includes Milenia, our extended warranties services; and revenues from Afore Azteca and Seguros Azteca. In this revenue line, the 114.3% YoY increase is explained by very encouraging results registered from our two newest business units.

     Total consolidated revenues for 2004 increased 19.9% YoY to Ps. 26.2 billion from Ps. 21.8 billion in 2003. Merchandise sales for the year grew 10.6% to Ps. 17.7 billion from Ps. 16.0 billion in 2003 as revenue from our store formats Elektra, Salinas y Rocha and Bodega de Remates grew YoY 11.7%, 1.8% and 7.6%, respectively. Revenues from Banco Azteca increased 116.0% YoY to Ps. 6.6 billion from Ps. 3.0 billion in 2003. Money transfer revenues grew 20.1% YoY, from Ps. 743.1 million in 2003 to Ps. 892.5 million in 2004. Lastly, other income revenues decreased 55.0% YoY to Ps. 835.6 million from Ps. 1.9 billion in 2003. The decrease is due to the fact that at the end of 2003, there was still a balance left from our credit operations granted before October 30, 2002, thus making the base of comparison higher when compared to 2004.

     EBITDA and Operating Profit

     Consolidated EBITDA was a record for a fourth quarter as it increased 23.1% YoY, from Ps. 1.1 billion in 4Q03 to Ps. 1.3 billion in 4Q04. EBITDA growth is largely attributable to increased consolidated revenues and gross profit, despite a 14.1% increase YoY in selling, general and administrative expenses. The increase in operating expenses was mainly a result of the compensation based on contribution of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, the amortization of preoperative expenses during the quarter from our two new businesses units, Afore Azteca and Seguros Azteca, hiring and training of new employees for our new stores and financial division business units, our door-to-door sales force for retailing, the mobile sales force of the financial division, and expenses associated with our store and bank branch expansion program. This is reflected in the 15.6% YoY increase in headcount, from 24,328 employees at the end of 4Q03 to 28,121 employees in 4Q04.

     Operating income increased by 2.6% YoY as depreciation and amortization expenses increased 92.3% YoY. This increase is attributable to the growth in fixed assets in both the retail and financial division due to our expansion, remodeling and relocation plans.

     Consolidated EBITDA for 2004 was also a record high at Ps. 4.1 billion, 13.6% above the Ps. 3.6 billion of 2003. Notwithstanding an increase in operating expenses of 22.6% YoY, from Ps. 6.0 billion to Ps. 7.3 billion in 2004, operating income grew 12.9% YoY to Ps. 2.9 billion from Ps. 2.6 billion in 2003. Depreciation and amortization expenses increased 16.0% over the same period due to equipment purchased for our new and remodeled or relocated stores and our new bank branches opened YoY.

     Net Income

Grupo Elektra, S.A. de C.V.	3	Fourth Quarter 2004 Results

     Our solid operating performance, coupled with a Ps. 608.9 YoY increase in the comprehensive cost of financing, as well as a Ps. 79.4 million gain from our equity participation in Comunicaciones Avanzadas, led to record net income of Ps. 624.5 million in 4Q04, 46.0% higher than the Ps. 427.9 million net income of 4Q03.

     Consolidated record net profit for the full year was Ps. 1.9 billion, 55.7% YoY higher than the net profit reported in 2003 of Ps. 1.2 million. Our participation in Comunicaciones Avanzadas resulted in a gain of Ps. 96.9 million in 2004.

     Retail Division Highlights

     During 2004, Grupo Elektra opened 100 new Elektra stores in Mexico, 11 new Elektra stores in Latin America, and relocated or remodeled another 53 Elektra stores in Mexico, Guatemala and Honduras. Also through the year, we closed 12 Salinas y Rocha stores and 5 Bodega de Remates stores that did not meet our profitability standards.

     In addition, during the quarter we operated 34 stores under our new Elektricity store fromat, which targets a higher income segment of the population than previously served by Grupo Elektra by offering high-tech electronics and other brands not currently offered in our other store formats.

     Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing excellent results. During the 4Q04, revenues and gross profits in this region registered YoY increases of 47.3% and 35.2%, respectively. For 2004, revenues and gross profit grew by 47.8% and by 43.1% YoY, respectively.

     Finally, during the fourth quarter, Grupo Elektra launched the Empresario Azteca program and the Asociación del Empresario Azteca in conjunction with Banco Azteca to finance, assist and help entrepreneurs who are looking to start up or to expand small businesses. This program and its association aim to help strengthen Mexico’s economic growth by nurturing small businesses throughout the country. Empresario Azteca is comprised of three pillars:

1.	The financing of working capital needs and equipment purchases through Banco Azteca;

2.	The procurement capabilities and extensive store network of Grupo Elektra; and

3.	The Asociación del Empresario Azteca to provide support, assistance and consulting to all its members.

Other highlights in the Retail Division include:

     Dinero Express, our intra-Mexico electronic money transfer business, continues with excellent results from its successful marketing efforts. These are reflected in an increase in revenues of 24.3% YoY to Ps. 109.3 million in the 4Q04 from Ps. 87.9 million in the 4Q03. Also during the quarter, we transferred the equivalent of Ps. 1.6 billion through 1.4 billion transactions, representing YoY increases of 47.2% and 37.3%, respectively. For the year, revenues increased 29.6% to Ps. 388.6 million from Ps. 299.8 million in 2003. This result was led by increases in the amount transferred and number of transactions of 43.5% and 35.1% YoY, respectively.

Grupo Elektra, S.A. de C.V.	4	Fourth Quarter 2004 Results

     Revenues from our agency relationship with Western Union increased 4.1% YoY to Ps. 127.3 million in the 4Q04 from Ps. 122.3 million in the 4Q03. Revenues were boosted by a 28.2% growth in the number of transfers and by a 41.9% growth in the amount transferred. We have further strengthened our relationship with Western Union and now offer electronic money transfer service from Mexico to the US and the rest of the world. For the year, revenues increased 13.7% to Ps. 504.0 million from Ps. 443.3 million in 2003. During the same period, the amount transferred and the number of transactions increased by 42.1% and by 28.0%, respectively.

     Banco Azteca

     On October 30, 2004, Banco Azteca celebrated two years of offering banking products and services to the vast majority of the Mexican population, as well as outstanding results beyond our expectations in many areas. The synergies created between the retail and financial divisions have made Banco Azteca the fastest growing bank in Mexico.

     For 4Q04, Banco Azteca reported net income of Ps. 36.0 million, 67.6% lower than the net income of Ps. 111.0 million for 4Q03. The 74.4% YoY increase in financial revenues was offset by interest expense on deposits and funding, loan-loss provisions, and operating expenses.

     In addition, Banco Azteca launched “Comercializadora” or mobile sales force that has the mandate to attract new customers and companies for Banco Azteca and also provides services to Seguros Azteca and Afore Azteca.

     During 4Q04, Grupo Elektra made a Ps. 410.0 million infusion into Banco Azteca, which shareholder’s equity reached Ps.1,046.0 million. This is attributable to the excellent performance and growth achieved by Banco Azteca, above expectations.

     As of December 31, 2004, the estimated capitalization index of Banco Azteca was 11.2%, compared to 10.9% on September 30, 2004, and 11.3% on December 31, 2003. All the figures exceed the 8.0% minimum capitalization index required by Mexican regulators.

     For 4Q04, the average funding cost of Banco Azteca was 3.8%, 30 basis points higher when compared to the average funding mix registered in 3Q04, and 60 basis points above the cost reported in 4Q03. The YoY increase in the funding cost is explained by the 2.3 times growth of deposits in Inversion Azteca from Ps. 5.0 billion in 2003 to Ps. 11.8 billion in 2004.

     Credimax Consumo (Consumer Loans) and Credimax Efectivo (Personal Cash Loans) Combined Credit Portfolio.

     As of December 31, 2004, Credimax Consumo and Credimax Efectivo continued to be our two main financing products as they accounted for 72.3% of our total gross loan portfolio. During the quarter we launched the student loan product for undergraduate studies at the Universidad ICEL (Credimax Estudiantil) and Credimax Empresario Azteca in connection with the launching of Empresario Azteca. Going forward, we will continue pilot-testing different credit products and cautiously analyzing the risks associated with them in our efforts to continue expanding our array of credit products for our customers.

Grupo Elektra, S.A. de C.V.	5	Fourth Quarter 2004 Results

     At the end of 4Q04, we had a total of 4.1 million active accounts, representing a 13.9% QoQ increase from the 3.6 million accounts in 3Q04 and a 36.7% YoY increase over the same period of last year. The gross loan portfolio increased 19.4% QoQ, reaching Ps. 11.3 billion from Ps. 9.5 billion at the end of 3Q04. Our gross credit portfolio grew 100.9% YoY from Ps. 5.6 billion in 4Q03. The average term of the combined credit portfolio at the end of the 4Q04, was 54 weeks, representing an increase of 3 weeks when compared to 4Q03 and flat when compared to 3Q04. Personal loans represented 16.4% of the gross credit portfolio at the end of 4Q04, showing 70 basis points decrease when compared to 17.1% at the end of 3Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, about 98% as of December 31, 2004.

     Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

     Net deposits increased 12.9% QoQ, from Ps. 15.4 billion in 3Q04 to Ps. 17.4 billion in 4Q04, and they increased 100.2% YoY the net deposits of 4Q03. Over the quarter, the total number of accounts rose by approximately 600,000 to 5.6 million.

     Afore Azteca

     For 4Q04, Afore Azteca reported a net loss of Ps. 24.2 million from a net income of Ps. 3.2 million for 4Q03. YoY, net income for 2004 increased to Ps. 11.0 million from a net loss of Ps. 10.0 million registered in 2003. This result is mainly attributable to the amortization of Ps. 29.0 million of preoperating expenses during the quarter. On a proforma basis, excluding the amortization of these expenses, Afore Azteca would have registered a net income of Ps. 5.0 million during 4Q04, and Ps. 40.0 million during 2004

     As of December 31, 2004, Siefore Azteca reached Ps. 2.7 billion in net assets under management, a 31.9% increase over the previous quarter, and yielded a 7.65% return in the 4Q04, 71 basis points above the average rate of the industry of 6.94% and 41 basis points above the previous quarter.

     The number of affiliates reached 79,500 and the number of assignees was 743,000, both as of December 31, 2004. YoY, the affiliate base increased 84.3% mainly because of transfers among the Afore system in Mexico and by the CONSAR (National Commission of the Retirement Fund System) that took place during the year. These new affiliates were distributed among the three Afores of the system that charge the lowest commissions.

     New regulation in the Afore business related to the affiliate base was approved at the end of 2004. Starting 2005, an affiliate can move to a cheaper Afore at any time he or she wants but if he or she wants to move to a more expensive one, he or she has to wait at least one year as it was restricted for everybody in the former law. This new criteria applies for both workers assigned by Banco de Mexico and transfers among the Afore system. Afore Aztea is ranked as the second most affordable Afore in the system and both, this new law and our “Comercializadora” mobile-sale force initiative, will enhance the opportunity to increase our affiliate base.

     Seguros Azteca

Grupo Elektra, S.A. de C.V.	6	Fourth Quarter 2004 Results

     During the fourth quarter, Seguros Azteca showed a strong performance, as about 75% of customers acquired term life insurance along with either a consumer or personal loan from Banco Azteca. As a result of this success, we increased the weekly premiums up to Ps. 15 and Ps. 20 to acquire a Vidamax life insurance policy, thus increasing the benefit for customers in case of natural or accidental death. Finally, also during the quarter, Seguros Azteca started to pilot-test its Vidamax life insurance policy on financed purchases of mobile phone products sold at our stores.

     For 4Q04, Seguros Azteca recorded positive net income for the third quarter in a row, with Ps. 4.5 million, reaching Ps. 9.0 million for 2004. Net income for 4Q04 was 52.2% lower than the Ps. 6.8 million from the previous quarter. This is largely attributable to the amortization of Ps. 28.0 million of preoperating expenses during the quarter. On a proforma basis, excluding the amortization of these expenses, Seguros Azteca would have registered a net income of Ps. 32.5 million during 4Q04, and Ps. 36.0 million for 2004.

     Seguros Azteca will continue pilot testing other insurance products in line with the products and services offered by Banco Azteca.

     Financial Condition (Consolidated Balance Sheet)

     To continue maintaining clarity in regards to our consolidated balance sheet, in the following we discuss certain items included on a separated basis.

     Total cash and cash equivalents rose to Ps. 13.4 billion in 4Q04 from Ps. 7.5 billion in 4Q03, comprised of Ps. 4.6 billion from the retail division and Ps. 8.8 billion from Banco Azteca. The retail division cash and equivalents registered an increase of 10.0% YoY when compared to 4Q03. Cash and equivalents from the Financial Division increased 160% or by Ps. 5.4 billion over the same period a year ago.

     Banco Azteca’s gross credit portfolio increased 100.9% YoY to Ps. 11.3 billion in 4Q04 from Ps. 5.6 billion at the end of 4Q03. The retail division’s customer accounts receivables, now comprised only from our credit operations in Latin America, is starting to show encouraging results as they increased 36.8% YoY to Ps. 568.4 million in 4Q04 from Ps. 415.5 million in 4Q03.

     At the end of 4Q04, total debt with cost at the retail division was Ps. 3.7 billion, 7.9% lower when compared to Ps. 4.0 billion at the end of 4Q03, and 4.2% lower when compared to Ps. 3.9 billion of 3Q04. Net debt at the retail division decreased YoY, from negative Ps. 138.1 million in 4Q03 to negative Ps. 868.9 million in 4Q04.

     For 4Q04, total net deposits for Banco Azteca increased 13.1% QoQ to Ps. 17.4 billion from Ps. 15.4 billion at the end of 3Q04. Year-over-year, deposits increased 100.9% from Ps. 8.7 billion in 4Q03.

     Consolidated equity grew 22.9% YoY, from Ps. 6.4 billion in 4Q03 to Ps. 7.9 billion in 4Q04, largely as a result of the 55.7% YoY increase in net income.

Grupo Elektra, S.A. de C.V.	7	Fourth Quarter 2004 Results

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

•	Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

•	We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

•	EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

•	We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

•	We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra — Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its Banco Azteca branches located within its stores and in other channels. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal	Samantha Pescador
Director of Finance & IR	Head of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822	Fax. +52 (55) 1720-7822	Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx	rvillarreal@elektra.com.mx	spescador@elektra.com.mx

Grupo Elektra, S.A. de C.V.	8	Fourth Quarter 2004 Results

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Monetary figures expressed in thousands of Mexican pesos ($) with purchasing power as of December 31, 2004, except figures in foreign currency, the exchange rates mentioned in Note 3, the payment for each telephone equipment mentioned in Note 8 and prices per share mentioned in Note 13)

NOTE 1.	COMPANY ACTIVITY

Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 930 stores in Mexico and 77 stores in Guatemala, Peru and Honduras. The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Electricity.

Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.

On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and which offers life, accident and health insurance to the Company’s customers. This purchase did not include portfolios of insureds or liabilities. Seguros Azteca began operations on February 12, 2004.

Grupo Elektra received authorization from Mexico’s Finance Ministry (SHCP) to operate a Retirement Saving Fund Administrator, named Afore Azteca, S. A. de C. V. (Afore Azteca). It started operations at the beginning of July 2003.

Grupo Elektra received approval from the SHCP to incorporate Banco Azteca, S. A. de C. V., Institución de Banca Múltiple (BAZ), which began operations in the last quarter of 2002 and, at December 31, 2004, had established branches in the 930 Elektra and Salinas y Rocha stores and approximately 200 other branches in third party channels.

Grupo Elektra received authorization by the Superintendent of Banks of Panama on November 24, 2004, resolution number SB-224-2004. As of December 31, 2004, it had not begun operations.

At December 31, 2004, Grupo Azteca’s main subsidiaries and associates are as follows:

		Percentage of
Company	Activity	participation (%)
Elektra del Milenio, S. A. de C. V. (Elektra)	Sale of household appliances, furniture, telephones and computers	100.00
Banco Azteca, S. A. (BAZ)	Banking and credit services	100.00
Salinas y Rocha, S. A. de C. V. (SyR)	Sale of household appliances, furniture, telephones and computers	100.00
Inmuebles Ardoma, S. A. de C. V. and subsidiaries (Ardoma)	Lease of buildings to related parties	100.00
Comunicaciones Avanzadas, S. A. de C. V. (CASA)	Majority shareholder of Azteca Holdings, S. A. de C. V. (See Note 7)	35.80

Following is the condensed financial position of BAZ at December 31, 2004 and 2003, and the results of its operations for the years then ended, audited by independent accountants and provided to the Mexican Banking and Securities Commission (the Commission):

Statement of financial position:

	2004	2003
Assets:
Cash and marketable securities	$9,793,437	$3,943,096
Loan portfolio, net	10,729,623	5,311,000
Other accounts receivable	681,000	309,000
Furniture and equipment, net	1,010,000	499,000
Other assets	595,871	373,000

	$22,809,931	$10,435,096

Liabilities and shareholder equity:
Demand and term deposits	$18,790,000	$9,298,000
Other liabilities	2,518,146	414,014
Shareholder equity	1,501,785	723,082

	$22,809,931	$10,435,096

Statements of income:

Total income from operations	$5,290,551	$2,531,806
Promotion and administrative expenses	(4,727,044)	(2,298,563)

Operating income	563,507	233,243

Income tax	196,158	(77,362)

Net income (loss)	$367,349	$(155,881)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of Banco Azteca, Afore Azteca and Seguros Azteca included in the consolidated financial statements have been prepared in accordance with the accounting criteria established by the Commission, which are the same as Mexican Generally Accepted Accounting Principles (Mexican GAAP).

Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:

a.	Recognition of the effects of inflation

The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of December 31, 2004, in accordance with the following policies:

-	Inventory and cost of sales are restated by using the replacement cost method.

-	Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).

-	The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of last year.

-	The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the insufficiency in the restatement of capital.

-	The INPC used to recognize the effects of inflation on the financial statements was 112.550 and 106.996 as of December 31, 2004 and 2003, respectively.

b.	Principles of consolidation

The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.

c.	Investments in securities

The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.

The marketable securities of Banco Azteca are represented by trading securities, which are initially recorded at their cost of acquisition, plus yields generated, and recognized in the statement of income as they accrue.

Negotiable securities are expressed at their net realization value, based on their estimated market value, determined by a price provider authorized by the Commission.

At December 31, 2004 and 2003, negotiable securities principally government instruments, were as follows:

	2004						2003
		Cost of		Appreciation	Annual	Market	Market
Instrument	Securities	acquisition	Interest	or interest	rate	value	value
Cetes	21,305,311	$200,000			8.81	$200,000	$53,000
BPAS	32,365,240	3,212,000	$9,000	$10,000	8.85	3,231,000	230,000
BREMS	8,494,900	846,000		1,000	8.83	847,000	202,000
BPAT	34,247,223	3,356,000	14,000	38,000	8.82	3,407,000	1,604,000
BONDEST	687,084	70,000			8.82	70,000	657,000
Certificates Trusts	574,000,000	574,000	4,000		12.81	578,000
Bank note							528,000

Total	671,099,758	$8,258,000	$27,000	$49,000		$8,333,000	$3,274,000

At December 31, 2004 and 2003, Grupo Elektra’s other marketable securities amounted to $ 3,367,570 and $ 3,185,227, respectively, and are represented by debt and capital instruments, short-term government bonds and securities denominated in pesos and U.S. dollars.

For the various derivative financial instruments indexed to company’s own shares operations carried out by Grupo Elektra, there is a guarantee for the payment of consideration agreed to in the contracts, which amounts to $ 1,282,640 and $ 385,563 as of December 31, 2004 and 2003, respectively (See Notes 2-p and 10).

d.	Loan portfolio

The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit losses.

Loans are considered past due based on their total unpaid balance, when interest or installment payments are not received within the terms shown below:

-	Loans with a single payment of principal and interest 30 days or more past due.

-	Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.

-	Loans with installments on the principal and interest, at 90 days or more in arrears.

-	Revolving loans if there are two monthly billing periods, or 60 or more days past due.

-	Mortgage loans, when principal and interest payments are 90 days or more past due.

e.	Allowance for credit losses

The Company has created reserves in accordance with expected losses, based on historical experience. The calculation of this reserve was performed following the methodology utilized by Elektrafin, a Company that granted loans until 2002, and which merged with Elektra in 2003 before BAZ began operations, which consisted of increasing the allowance for doubtful accounts for each credit sale.

f.	Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2-a. Value of inventories so determined do not exceed current market value (See Note 5).

g.	Property, furniture, equipment and investment in stores

Real estate, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a. As of December 31, 2004 and 2003, the Company owned 164 and 134 stores and rented 843 and 745 stores, respectively.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years (See Note 6).

h.	Investments in shares of associated companies

The investment in CASA is valued by the equity method. The equity in the results of CASA is shown in the statement of results net of the amortization of goodwill, which amounted to $ 67,601 in each of the years ended December 31, 2004 and 2003.

The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a.

In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

As of December 31, 2004, the company recorded a charge to results within the heading of other expenses of $ 82,472 for the concept of impairment in the value of these investments.

i.	Goodwill

Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years. The accumulated amortization of goodwill amounts to $ 523,906 and $ 865,447 as of December 31, 2004 and 2003, respectively. In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to tests of impairment in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.

During the year ended December 31, 2004, the company recognized in its results within the heading of other expenses the amount of $ 642,387 for impairment of goodwill.

As of December 31, 2004, the balance of goodwill presented in the balance sheets only corresponds to CASA.

j.	Demand and term deposits

BAZ liabilities for this concept are composed of interest bearing deposits and savings, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.

The balance for this heading account is detailed as follows:

	2004	2003
Interest bearing deposits:
Investment “Inversión Azteca”	$10,518,966	$5,426,965
Savings “Ahorro Guardadito”	5,427,993	3,263,933
Checking concentrated accounts	339,868	5,880
Other	847,246
Money market	324,348

	17,458,421	8,696,778
Interest creditors	35,546	11,874

	$17,493,967	$8,708,652

Ahorro Guardadito and Inversion Azteca demand deposits accrue annual interest from 0.5% to 1.5% in savings and in investments from 4% to 6%, respectively (79% of the account), and from 6% to 8% annually (21% of the account).

Money market funds have $ 324 million with interest at 8.95% with maturity dates principally between 90 and 180 days. The remainder is at a 9.01% rate with 30 day maximum terms.

k.	Income Tax, Asset Tax and Employees’ Statutory Profit Sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.

Deferred employees’ statutory profit sharing is determined considering the non-recurring temporary differences between the accounting profit and the taxable base used for profit-sharing purposes.

l.	Labor obligations

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the non-contributory retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs of the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies. (See Note 12).

Other seniority-based compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to results in the year in which it becomes payable. (See Note 2-u).

During 2004 and 2003 the Company paid for personnel services in various companies, which in accordance with Mexican Generally Accepted Accounting Principles are considered related parties and which are recognized in the expenses for sales, administration and promotion for $ 1,524,860 and $ 1,247,753, respectively.

m.	Review of the values of long-lived assets

The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

The procedure and criterion used by the company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, issued in March 2003.

The principal effect on the year ended December 31, 2004 of applying this principle represented a decrease in goodwill and investments in shares in the amount of $ 724,859. This amount is presented in the statement of results under the heading of other expenses (See Notes 2-i, 2-h and 2-u).

n.	Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results (See Note 3).

To consolidate the operations of the subsidiaries in Guatemala, Honduras and Peru, the company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year. The effect caused by the conversion of these financial statements as of December 31, 2004 and 2003 amounted to $ 71,313 and $ 44,171, respectively, and was presented within the shareholder equity and insufficiency in the restatement of capital.

o.	Earnings per share

Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding in 2004 (237,957,378) and 2003 (239,378,021).

p.	Operations with derivative financial instruments

Beginning in 2004, the effects of operations with derivative financial instruments indexed to company’s own shares are recognized in the statement of results as income or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive income, both at their fair value as of December 31 of each year. (See Notes 10 and 13).

Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the company’s own shares. Until 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded in income.

Beginning in 2004, the company chose early adoption of Bulletin B-10, “Derivative Financial Instruments and Coverage Operations” of the Mexican Generally Accepted Accounting Principles. The effects of these operations amounted to $ 626,690 and were recognized in the comprehensive cost of financing and $ 73,886 in comprehensive income (See Notes 2-u and 10).

Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered. That is, within demand deposits.

q.	Comprehensive income

Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions (See Note 13-d).

r.	Revenue recognition

The Company recognizes revenue on sales when goods are delivered to customers.

Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).

Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.

s.	Presentation of revenues and costs

In order to match income derived from the Company’s credit activities with the costs necessary to generate them, both decreased by the result from monetary position, interest accrued from credit sales and late interest are presented as income. Similarly, interest paid for savings and the estimate for credit risk are classified within costs.

Other interest earned or paid is classified as part of the comprehensive cost of financing.

Below is an analysis of the company’s income and cost.

	2004	2003
Income:
Sales of merchandise	$17,681,988	$15,981,848
Interest accrued, late interest and other income	7,625,012	4,939,395
Money transfers (*)	892,545	743,118

	$26,199,545	$21,664,361

Costs:
Cost of merchandise	$12,852,268	$11,308,228
Interest paid on saving accounts	1,050,734	400,036
Allowance for credit losses	780,667	484,368
Interest on money transfer funding	11,117	7,856

	$14,694,786	$12,200,488

(*)	In January 1996, Elektra signed an exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$142 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow account sells a portion of the shares of the subsidiaries equivalent to US$14.2 million, which are paid annually to Elektra as consideration for the exclusive services.

t.	Use of estimates

Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u.	New announcements

In March 2003, Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles was published, effective as of January 1, 2004. This bulletin establishes rules for the calculation, presentation and disclosure of losses from impairment of tangible and intangible long-term assets. The effects of recognizing the provisions of this bulletin are shown in Notes 2-h, 2-i and 2-m.

In May 2004, Bulletin B-7, “Acquisitions of Businesses”, of the Mexican Generally Accepted Accounting Principles was published, mandatory for financial statements for periods beginning January 1, 2005, although early application is recommended. Bulletin B-7 provides updated rules for accounting treatment of business acquisitions and investments in associated entities and establishes, among other things: adoption of the purchase method as the only valuation rule for these operations; eliminates amortization of goodwill, which must be subject to impairment rules; provides rules for the accounting treatment of transfers of assets or exchange of shares between entities under common control, as well as acquisitions of minority interests based on the provisions of Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares”. The financial statements as of December 31, 2004 observe the provisions contained in the bulletin related to impairment of the value of goodwill, with the effects described in Notes 2-h, 2-i and 2-m.

In April 2004, Bulletin C-10, “Derivative Financial Instruments and Coverage Operations”, of the Mexican Generally Accepted Accounting Principles was issued, mandatory for financial statements beginning in January 2005, although its early application is recommended. It establishes criteria for operations with derivative instruments in order to be considered as such and improves and adds definitions of terms. It incorporates provisions about the elements that participate in coverage operations, including the formal documentation before beginning the coverage and measurement of the effectiveness of the coverage, among other things, classifies coverages as three kinds: a) fair value, b) cash flow, and c) foreign currency, and provides specific rules for each type of coverage, its valuation, recognition, presentation and disclosure.

In general terms, Bulletin C-10 provides that for fair value coverage, the fluctuation in fair value for the derivative as well as the open risk position must be recognized in the results of the period in which it occurs, while for cash flow coverage, the effective part of the fluctuations of fair value must be recorded in the comprehensive income account within shareholder equity, and the ineffective part must be recognized in the results for the period. The financial statements as of December 31, 2004 provide early recognition of the provisions of this bulletin, with the effects mentioned in Note 10.

The effects related to the application of this Bulletin in the financial statements as of December 31, 2004 represented an increase in comprehensive income in the year ended on that date of $ 73,886.

In April 2004 amendments were issued to Bulletin C-2 of the Mexican Generally Accepted Accounting Principles, mandatory for financial statements beginning as January 1, 2005, although early application is recommended. C-2 establishes principally that fluctuations in the fair value of financial instruments classified as available for sale must be recognized in the comprehensive income and reclassified to the result for the period at the time of sale of these instruments, makes possible transfers between some of the categories that the financial instruments are classified to, provided that they comply with conditions and rules for accounting recognition, expands the application of impairment of instruments available for sale and provides more accurate rules for its recognition.

In January 2004, the Mexican Institute of Public Accountants issued new Bulletin D-3, “Labor Obligations”, of the Mexican Generally Accepted Accounting Principles, which eliminates the concept of unforeseen payments that affect the results for the year in which the decision to pay them was made, to include in its place “Compensation at the end of the labor relationship” defined as the compensation granted to workers when the labor relationship is ended before reaching retirement age. Therefore it must follow rules for valuation and disclosure required for pensions and seniority premiums.

This provision becomes effective January 1, 2005, and permits the option of immediately recognizing the resulting temporary asset or liability in the results for the year or amortization in accordance with the average remaining labor life of the workers.

As of the date of the presentation of this report, the valuation of the effect of these provisions is being determined.

NOTE 3.	FOREIGN CURRENCY POSITION

The following information is expressed in thousands of U.S. dollars, because this is the company’s principal foreign currency.

The Company had the following foreign currency assets and liabilities:

	2004
			Central and
			South
	Mexico		America (*)		Total
Assets	US$	305,915	US$	26,841	US$	332,756
Liabilities		(6,056)		(26,326)		(32,382)

Net position - long	US$	299,859	US$	515	US$	300,374

	2003
Assets	US$	261,961	US$	34,755	US$	296,716
Liabilities		(296,169)		(21,961)		(318,130)

Net position – (short) long	US$	(34,208)	US$	12,794	US$	(21,414)

(*)	Denominated in various currencies, which were translated to US dollars at the exchange rates in effect on December 31, 2004 and 2003.

At December 31, 2004, the exchange rate was $11.15/US$1.00 ($ 11.23/US$1.00 at December 31, 2003). At March 1, 2005, the exchange rate was $11.09 to the US dollar. The Company had entered into certain exchange rate coverage agreements as mentioned in Note 10.

Below is a summary of the principal operations carried out locally in foreign currency during 2004 and 2003:

	2004		2003
Revenues from money transfer services	US$	45,201	US$	37,618
Sale of merchandise in Peru, Guatemala and Honduras		154,753		99,335
Merchandise imports		(92,573)		(59,478)
Interest expense		(29,598)		(39,210)
Fees		(3,077)		(3,460)
Other		(37,383)		(26,772)

Net	US$	37,323	US$	8,033

NOTE 4.	LOAN PORTFOLIO AND SECURITIZATION OF THE PORTFOLIO

Loan portfolio balances are as follows:

	2004	2003
Consumer loans	$10,155,645	$5,865,971
Personal loans	2,304,114	572,197
Other loans	52,380	10,574

Total loan portfolio	12,512,139	6,448,742

Less:
Past due receivables written-off in the year	(585,928)	(301,776)
Allowance for credit losses	(628,142)	(433,403)

	$11,298,069	$5,713,563

Net loan portfolio of Guatemala, Peru and Honduras	$567,150	$363,164

Net loan portfolio of Mexico	$10,730,919	$5,350,399

Securitization of receivables

Elektrafin had a program to securitize its portfolio through which it transferred its collection rights to a trust fund in exchange for an advance payment for the portfolio.

In March 2003, Elektrafin anticipatorily liquidated its portfolio securitization program as of that date and paid a commission for anticipatory termination of $ 40,185, which is included in the statement of results for 2003 as part of other financial operations in the comprehensive cost of financing.

The movement of the allowance for credit losses is as follows:

	2004	2003
Initial balance	$433,403	$250,811
Increases	780,667	484,368
Applications	(585,928)	(301,776)

Final balance	$628,142	$433,403

NOTE 5.	INVENTORIES

	2004	2003
Electronics	$1,429,968	$1,363,254
Household appliances	877,797	735,299
Computers	488,672	399,853
Furniture and fixtures	358,254	293,516
Telephones	477,118	454,375
Other	65,347	48,975

	$3,697,156	$3,295,272

NOTE 6.	PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES

			Average annual
			depreciation and
			amortization
	2004	2003	rate (%)
Buildings	$2,276,253	$2,214,776	3
Computer equipment	1,870,122	1,605,274	30
Satellite network	492,174	455,390	10
Transportation equipment	548,351	531,385	23
Furniture and fixtures	951,654	743,707	14
Machinery and equipment	368,422	397,522	10

	6,506,976	5,948,054
Accumulated depreciation	(3,751,959)	(3,791,723)

	2,755,017	2,156,331
Land	993,591	1,009,291

	3,748,608	3,165,622
Investment in stores, net	1,499,193	1,007,135	20

	$5,247,801	$4,172,757

NOTE 7.	INVESTMENTS IN SHARES

			Percentage of
	2004	2003	participation
CASA	$644,622	$616,570	35.80%
Empresas Turísticas Integradas, S. A	37,743	33,020
Banco Azteca (Panama)	112,632
Other	122,714	235,964

	$917,711	$885,554

On March 26, 1996, Grupo Elektra acquired 35.8% of the capital stock of CASA, represented by 371,853 Series N common shares, through the capitalization of accounts receivable amounting to US$45.4 million and a cash payment amounting to US$62.2 million. CASA holds 90% of the equity of Azteca Holdings, S. A. de C. V. (Azteca Holdings), which in turn owns 54.9% of the capital stock of TV Azteca, S. A. de C. V. (TV Azteca) and 54.3% of the equity of Grupo Cotsa, S. A. de C. V. Grupo Azteca has the right to exchange all or a portion of its shares of CASA at any time prior to March 26, 2006, for the 226.4 million CPOs of TV Azteca held by Azteca Holdings. This exchange right allows Grupo Azteca to acquire up to 7.6% of the capital shares of TV Azteca through the Company’s indirect investment in TV Azteca.

Through the Company’s indirect investment in TV Azteca, the Company indirectly owns 9.1% of Todito.com, S. A. de C. V. and 9.1% of Operadora Unefon, S. A. de C. V. (Unefon) (See Note 8.)

NOTE 8.	ACCOUNTS RECEIVABLE AND SIGNIFICANT OPERATIONS WITH RELATED PARTIES

	2004	2003
Iusacell, S. A. de C. V. y subsidiaries (Iusacell)	$316,812	$99,637
Unefon and subsidiaries	120,716	95,467
Azteca Holdings and subsidiaries	(12,646)	10,823
Other	68,785	76,492

	$493,667	$282,419

Below are the principal transactions with related parties:

Television advertising agreements entered into with Azteca Holdings and subsidiaries

In March 1996, Elektra signed an agreement with TV Azteca, whereby Grupo Elektra (or any other company in which Grupo Elektra has an investment) is entitled to receive for each of the following ten years, a minimum of 300 advertising spots per week (with a duration of 20 seconds each), equivalent to 5,200 minutes per year of advertising in time not sold by TV Azteca, in return for a minimum annual payment of US$1.5 million. In the years ended December 31, 2004 and 2003, the Company recorded advertising expenses related to this agreement in the amount of $19,547 and $ 18,050, respectively.

On February 17, 2000, Elektra and TV Azteca signed an advertising agreement, whereby TV Azteca airs Elektra commercials, the sales price of which is determined based on the rating points assigned per scheduled air time. In the years ended December 31, 2004 and 2003, Elektra acquired advertising time under this agreement in the amount of $159,364 and $87,715, respectively.

Operations carried out with Unefon

a.	At the August 31, 2000 Grupo Elektra Related Parties Committee Meeting, the parties agreed to enter into two agreements with Unefon for a ten-year term mandatory for both parties, commencing on January 1, 2000, to promote and distribute Unefon services in the national network of Grupo Elektra stores in Mexico. For providing these services, Elektra and SyR are entitled to receive:

i.	A 20% discount or a minimum of $ 158 for each piece of telephone equipment purchased from Unefon (this amount is restated annually applying factors derived from the INPC).

ii.	A payment equivalent to 5.8% on all air time sold at Elektra and SyR stores for use in the Unefon network through prepaid cards.

iii.	A payment equivalent to 5.8% of net income from interconnection related to the service denominated “el que llama paga” (“caller pays”) of subscribers activated at Elektra and SyR stores.

iv.	An annual lease payment of US$3,000 corresponding to space at Elektra and SyR stores to install Unefon transmission towers, antennas and equipment.

At December 31, 2004 and 2003, Elektra and SyR income from the above-mentioned items amounted to $ 24,838 and $ 38,101, respectively.

b.	During 2003, the Grupo Elektra Related Parties Committee authorized two loans to Unefon for working capital amounting to $ 85,000 and $ 139,000 on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans incurred interest at the rate of 20% on the balance. Unefon settled these loans in November 2003, and interest earned amounted to $ 2,792, included in the comprehensive cost of financing.

During 2004 there were no loans to Unefon.

c.	During 2002 and 2003, Grupo Elektra had the right to purchase up to 34% of the rights owned by Azteca Holdings to acquire the Unefon shares held by TV Azteca. This option expired on December 11, 2003, and as it was not exercised by Grupo Elektra, there was no effect on the results of financial position.

d.	In the years ended December 31, 2004 and 2003, sales of equipment and other electronic appliances by the Company to Unefon amounted to $ 313,589 and $ 192,170, respectively.

Agreement made with Iusacell, S. A. de C. V. (Iusacell)

a.	On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up a point of sale and promotion of its telephone services, as well as promotional advertising and publicity. For these services, Elektra and SyR are to receive US$2.5 million, to be paid in four equal installments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The term of this agreement is from August 5, 2003 to August 4, 2004.

b.	On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide support for the promotion, through advertising campaigns, of the services Iusacell offers at their stores. For these services, Elektra and SyR are to receive US$5 million, to be covered in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003, and April 30, 2004. The term of this agreement is from August 5, 2003 to December 31, 2004.

c.	On August 2, 2003, Elektra and Iusacell signed a sales commission agreement for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell the products at its chain of stores distributed throughout Mexico.

Elektra is to use the Trademarks solely and exclusively to promote, commercialize and sell Iusacell services. Iusacell is to pay to Elektra a commission on the sale of its products.

d.	On October 1, 2003, Grupo Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its “Immediate Solution Centers” (CSI), consisting of a chain of 103 stores through which Iusacell commercialized its cellular phone services throughout Mexico. At these stores, Elektra will offer to the public, aside from Iusacell products and services, a number of its own and third-party products.

According to this agreement, Elektra is to collect from the clients on behalf of Iusacell for: advance rent payments, guarantee and bond deposits, and differences in the cost of equipment, etc. and to deposit weekly to Iusacell the amounts received at the CSIs for these items, less the commission to which Elektra is entitled for managing the business.

On the other hand, Elektra pays to Iusacell, when applicable, compensation for the following items: royalties for managing and operating the CSIs, use of trademarks, use of computer systems, personnel training and rent of fixed assets.

After making this agreement, Iusacell will transfer to Elektra the rights under the lease agreements to the buildings that house the CSIs, or sublease said buildings to Elektra. Elektra began to make rent payments corresponding to the CSIs in October 2003.

Company income and expenses derived from the aforementioned agreements amount to $ 162,410 and $ 47,783, respectively, in 2004.

e.	On August 1, 2003, a checking account agreement between IUSACELL and Elektra for $ 80,000 to control and record the reciprocal remittances derived from the corporate, commercial, contracting, financing, administration and service agreements between both companies. Iusacell delivered a note for US$7,000,000 as a performance guarantee for the obligations it assumed. The contract is for an indeterminate period.

In 2004 sales of equipment and electronic apparatus made by the Company to Iusacell amounted to $ 597,934.

NOTE 9. SHORT-TERM AND LONG-TERM DEBT

	Amount		Interest rate
	2004	2003	2004	2003
Bonds for US$275 million		$3,248,556		12.00%
			8.29% and
Bank of Mexico´s loans (FIRA)		$1,786,369	10.29%	6.28%
Stock market certificates	3,600,000	631,145	11.23% and	8.49%
			10.94%
Interest accrued	16,621	104,890
Other		30,232

	5,402,990	4,014,823
Less, short-term portion	1,016,621	766,267

Long-term debt	$4,386,369	$3,248,556

a.	Issuance of bonds for US$275 million

On March 22, 2000, Grupo Elektra completed a private bond offering of US$275 million maturing in 2008, resulting in net proceeds of US$268 million. These bonds were subsequently publicly registered in the stock market in the United States of America. Interest on the Notes is 12% fixed. For the year ended December 31, 2003, the company recorded in results a charge for interest of $ 395,859.

On April 30, 2004 the company anticipatorily liquidated this bond for $ 275 million, recording in the results for the year liquidated damages of $ 195,794 as well as interest in the amount of $ 118,154, which is presented within the comprehensive cost of financing.

b.	Issuance of stock market certificates (CEBURES)

On March 31, 2004, Grupo Elektra established a CEBURES program which provides for short-term borrowings up to an aggregate of $ 1,000,000. At December 31, 2004, Grupo Elektra had placed $ 400,000, maturing on March 2, 2005, which is subject to interest at the Interbank Interest Compensation Rate (IICR), plus 2.5% payable monthly. The interest expense charged to results from this financing amounts to $ 43,648.

On June 17, 2004, Grupo Elektra established a CEBURES program for placing short-term loans of up to $ 1,000,000. As of December 31, 2004, it had placed $ 600,000, maturing on May 18, 2005, subject to an interest rate based on the IICR plus 2.20% payable monthly. Interest charged to results for this financing amounted to $ 32,816.

c.	Bank of México´s loans (FIRA)

As of December 31, 2004, Banco Azteca had contracted loans with the Bank of Mexico (FIRA) for the amount of $ 1,786,369 which are subject to an IICR rate less 1.75% with maturity at one year. This program purports to place money as support for the rural areas. Banco Azteca acts as an intermediary.

d.	Issuance of stock market certificates (NAFINSA)

On March 19, 2004, the company securitized rights to present and future commissions charged to users of “Dinero Express” (Money Express) for electronic money transfer services within Mexico. To achieve this, it created a trust, whose equity is represented by the right to collect these commissions, which issued stock market certificates in the total amount of $ 2.6 million (nominal), which will be amortized annually increasing beginning in April 2006. The term of the issuance will be eight years. These stock market certificates will grant its holders yields calculated at IIRC plus 2.25 points, which will be settled every 28 days. (See clause a. above).

Net funds received by the company will be used to pay the bonds for US$ 275 million issued by Grupo Elektra.

NOTE 10. DERIVATIVE FINANCIAL INSTRUMENTS

a.	Derivative instruments indexed to Company’s own stock

Grupo Elektra has carried out various financial operations based on company share prices through which it has exchanged future appreciation in the price of its shares for payments of interest at variable rates. In the year ended December 31, 2003 the credits for premium for placing shares for these operations amounted to $ 325,754, of which $ 212,013 corresponds to the valuation of instruments to be carried out at fair value as of that date.

As of 2004, in accordance with the provisions of Bulletin C-10 of the Mexican Generally Accepted Accounting Principles, these effects were recorded within the statement of results within comprehensive cost of financing, representing income of $626,690; of which $ 480,013 corresponds to the valuation of the instruments to be carried out at fair value at that date (see Note 2-p and 2-u).

b.	Derivative financial instruments on exchange rates

Grupo Elektra and Elektra have entered into coverage operations for currency exchange to reduce the risk of adverse movements in the exchange rate that could affect loan payments in U.S. dollars. As of December 31, 2003 charges to results for these operations amounted to $ 23,116.

c.	Interest rate and exchange rate coverage instruments

As of December 31, 2004, Banco Azteca carried out interest rate futures purchases (28 day IICR) and contracts for future sales of U.S. dollars (USD 28 days) in the Mex-Der in order to reduce the risk of its own position derived from the volatility of market interest rates, demand deposits.

Below are the current operations as of December 31, 2004:

2004

Value of the contract

	Contract				Net account
Operation	number	Underlying	Nominal	Market	balance
			(flows on delivery)	(flows on receipt)
Purchases	2500	Interest rate	$248,593	$248,270	$323

Sales	300	U.S. dollar	$33,948	$33,227	$721

2003

Value of the contract

	Contract				Net account
Operation	number	Underlying	Nominal	Market	balance
			(flows on delivery)	(flows on receipt)
Purchases	14000	Interest rate	$1,469,096	$1,469,170	$74

Purchase operations whose underlying asset is referred to (28 day IIRC) interest rate agreed by the bank when celebrating the future contracts, varies between 6.36% and 8.60%.

Purchase operations whose underlying asset is referred to the (USD 28 day) rate of exchange agreed by the bank when celebrating the futures contract, varies between 11.1700 and 11.4150 Mx pesos per US dollar.

The effects of the valuation of 2004 are recognized in the Result from intermediation account, which amounts to an expense of $ 325 for the interest rate purchase operations and income of $ 717 for the U.S. dollar sales operations. These are presented in the balance sheet in net form, together with the primary position whose risk is being covered.

Grupo Elektra has carried out interest rate coverage operations with NAFINSA to cover this kind of financial risk. As of December 31, 2004, it has contracted an interest rate coverage, receiving IIRC at 91 days plus 2.5%, and pays a fixed rate of 10.25%. Interest paid for these operations amount to $ 17,591. The nominal and fair value of this instrument amounted to $ 2.6 million and $ 2.7 million, respectively, at that date.

As of December 31, 2004, in accordance with the provisions of Bulletin C-10 of Mexican Generally Accepted Accounting Principles, the interest rate coverage instrument was valued at its fair value, and recognized within comprehensive income the effect corresponding to the effective part of the coverage for $ 73,886 after taxes (See Notes 2-u and 9-d).

NOTE 11. OPERATING AND FINANCIAL LEASING

In order to conduct its operations, the Company leases commercial space, which involves payment of rent previously established or determined (fixed rent), or a percentage of each store’s monthly sales (variable rent).

	2004	2003
Fixed rent	$326,137	$260,066
Variable rent	33,595	57,539

	$359,732	$317,605

Below is an analysis of the minimum annual rent agreed to in the lease contracts made for a term of more than one year.

Year	Amount
2005	$417,074
2006	334,990
2007	287,367
2008	165,941
2009 and future	518,055

Total of minimum payments agreed to	$1,723,427

Further, the company has acquired computer equipment, through making U.S. dollar financial leasing contracts with the option to purchase effective for between two and three years. The liability for these contracts has the following expiration dates:

	2004		2003
2004			$28,506
2005		$2,375	2,552

Total liability		2,375	31,058

Less, unaccrued interest			1,838

Net liability		2,375	29,220

Less, short term portion		2,375	27,012

Long-term portion	$		$2,208

NOTE 12. LABOR OBLIGATIONS

The net cost for the period for obligations derived from the pension plan and seniority premiums amounted to $21,230 and $12,788 in 2004 and 2003, respectively.

a.	Pension plan

The company has a pension plan with defined benefits that covers all employees who reach 65 years old.

The liability and annual cost of the benefits are calculated by an independent actuary in accordance with the plan’s defined bases, using the projected unitary cost method. The present value of these obligations and rates using in calculating them are as follows:

	2004	2003
Obligation for current benefits	$(78,496)	$(55,355)

Obligation for projected benefits	$(95,426)	$(66,187)
Plan assets	12,386	12,548

Financing position	(83,040)	(53,639)

Items pending amortization:
Temporary obligation (asset) as of December 31, 1999 to be amortized	5,447	5,465
Cost for prior services (modifications to the plan to be amortized)	1,130	1,120
Variations in estimates and adjustments to be amortized (profits) losses	15,740	(4,076)

Net projected liability	$(60,723)	$(51,130)

Net cost for the period	$17,150	$9,939

Real rates used in the actuarial calculations:
Interest and discount rates	5.50%	5.50%
Salary increase rate	1.50%	1.50%
Estimated inflation	5.19%	5.00%

The amortization period for the items to be amortized is as follows:

Years
Concept	remaining
Prior services and modifications to the plan	10
Transition (asset) liability	9
Variations in estimates	12

Net cost for the period is made up of:

	2004	2003
Labor cost	$11,895	$7,398
Financial cost for the year	5,249	3,009
Yield on assets	(681)	(597)
Amortization of:
Transitory obligation (asset)	310	268
Cost for prior services	57	28
Variations in estimates	320	(167)

Net cost for the period	$17,150	$9,939

b.	Seniority premium plan

As of December 31, 2004, there was a plan to cover seniority premium payments, which are determined in accordance with actuarial studies carried out by independent experts using the projected unitary cost method.

This plan consists of a sole payment of 12 days for each year worked based on final salary. The limit is twice the minimum salary established by law.

As of December 31, 2004 and 2003, the present value of these obligations and the rates used in their calculation are shown below:

	2004	2003
Obligation for current benefits	$(12,629)	$(8,493)

Obligation for projected benefits	$(13,870)	$(9,441)

Financing position	$(13,870)	$(9,441)
Transition obligation as of December 31, 1999 to amortize	1,050	1,058
Variations in estimates and adjustments for experience to amortize (earnings) losses	845	(1,131)

Projected net liability	$(11,975)	$(9,514)

Net cost for the period	$4,080	$2,849

Real rates used in the actuarial calculations:
Interest and discount rate	5.50%	5.50%
Salary increase rate	1.50%	1.50%
Estimated inflation	5.19%	5.00%

                    Net cost for the period is composed of:

	2004	2003
Labor cost	$3,274	$2,335
Financial cost for the year	720	469
Amortization of:
Transitory obligation (asset)	67	59
Variations in estimates	20	(14)

Net cost for the period	$4,080	$2,849

NOTE 13. SHAREHOLDERS’ EQUITY

a.	Capital structure

As of December 31, 2004 and 2003, capital stock was represented by 244,825,390 and 239,621,756 shares in one series, distributed as shown below:

	Number of shares
	2004	2003	2004	2003
Authorized capital	288,630,604	288,630,604	$665,236	$665,236
Treasury shares	(38,751,446)	(43,521,908)	(62,200)	(100,309)
Repurchased shares	(5,053,768)	(5,486,940)	(11,648)	(12,646)
Capital susbcribed but not paid			(27,114)

Capital stock susbcribed and paid	244,825,390	239,621,756	564,274 (*)	552,281

Increase from restatement			163,586	164,579

Capital stock in Mexican pesos with purchasing power			$727,860	$716,860

(*)	Expressed in thousands of Mexican pesos at nominal value.

Dividends that do not come from the Net Fiscal Profit Account (CUFIN) are taxed at 30% in 2005 (29% in 2006 and 28% in 2007), charged to the company, on the result of multiplying the dividend paid by the factor of 1.4285 in 2005 (1.4090 in 2006 and 1.3889 in 2007). This tax may be credited against income tax incurred by the company in the three following years. If there is a reduction in capital, the excess of shareholder equity over the sum of the balances of the capital contribution accounts, net fiscal profit and net reinvested fiscal profit will be considered a dividend, in accordance with the procedures established by Mexico’s Income Tax law. As of December 31, 2004, the CUFIN and the capital contribution account amounted to $ 18,634 and $ 1,184,418, respectively, determined in accordance with current fiscal provisions.

b.	Share option purchase plan for executives

In February 1994 Grupo Elektra established a share option purchase plan for executives, through which some employees could acquire options to purchase share of Grupo Elektra at an average price of $ 12.50, $ 16 and $ 20 (nominal) per share. The options could be exercised in equal parts during a five year period, provided that the company fulfilled certain annual goals principally related to increasing net profit. If these goals were not achieved, the exercise of the options could be postponed until the next year, but not later than February 28, 2024.

During the year ended December 31, 2004, the Technical Committee approved a reduction in the purchase prices of the shares, fixing them at $ 7.26, $ 11.01 and $ 14.76, for those employees who decide to exercise options through purchasing shares before December 31, 2004, paying at least 20% of the total value of the option.

At December 31, 2004 14,829,337 shares had been assigned, of which 14,328, 278 had been exercised, as shown below.

	2004	2003
Options:
Authorized	$5,271,579	$5,332,573
Exercised	(4,770,520)	(60,994)

Authorized to be exercised	501,059	5,271,579

Assigned	4,814,861	4,875,855
Exercised	(4,770,520)	(60,994)

Assigned to be exercised	44,341	4,814,861

Below are the shares paid and to be exercises as of December 31, 2004.

		Number of
Average price	Outstanding	options
for the year	options	exercisable
12.50	343,800	41,752
16.25	89,263	2,589
20.00	67,996

	501,059	44,341

c.	Restricted earnings

As of December 31, 2004, retained earnings include $ 519,512 corresponding to CASA profits. The participation of Grupo Elektra in these earnings is restricted to that which CASA decrees as dividends.

In accordance with the authorization for the organization and operation of Banco Azteca issued by the SHCP, it may not distribute dividends during the first three years.

d.	Comprehensive income

Comprehensive income is made up of the following (See Note 2-q):

	2004	2003
Net majority shareholder income	$1,870,640	$1,201,708
Profit on interest rate coverage	73,886
Effects corresponding to minority shareholders	(45,355)	(22,926)
Loss from holding non-monetary assets	(141,157)	(573,234)

Consolidated comprehensive income	$1,758,014	$605,548

e.	Dividend decreed

The general ordinary shareholder assembly held March 29, 2004 approved a dividend payment of $ 254,511 ($ 246,113 historical) which was paid on April 6, 2004 through the Society for Deposit of Securities (SC Indeval).

NOTE 14.	INCOME TAX, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING

This heading is composed of the following:

	2004	2003
Income tax incurred	$376,244	$338,971
Income tax deferred	222,010	189,981
Workers’ Profit Sharing incurred	5,677	3,853

	$603,931	$532,805

The company is subject to income tax and asset tax. Income tax is calculated by considering taxable some effects of inflation, such as depreciation calculated on values in constant prices and the deduction of purchases instead of cost of sales, which permits deducting current costs, and the effect of inflation is accumulated or deducted on certain monetary liabilities and assets through the annual adjustment for inflation. The income tax rate for 2004 was 33% and in 2003, 34%.

The company has consolidated fiscal losses, and the right to take the tax-loss carry-forwards expires on the dates mentioned below:

Year expires	Amount
2009	$90,835
2010	392,649
2011	241,206
2012	825,288
2014	7,292

$1,557,270

Fiscal losses may be restated by applying factors from the INPC until the date of amortization. Grupo Elektra prepares a consolidated tax return (income and asset tax) including all of its subsidiaries. Further, its subsidiaries file an individual tax return. The current fiscal consolidation regime to 2004 limits consolidation to 60% (100% beginning in 2005) of the share participation in the subsidiaries.

The Asset tax is 1.8% of the average of the majority of assets (at restated values) and of some liabilities. It is only paid on the amount that exceeds income tax for the year. Any payment made is recoverable against the amount that the income tax exceeds Asset tax in the following ten years.

As of December 31, 2004, the company has $ 18,505 of Asset tax, and may therefore request its refund, provided that the income tax incurred in any of the ten following years is greater than Asset tax for those years. The expiration date of this tax is shown below:

Asset tax recoverable:

Year expires	Amount
2010	$5,719
2011	5,745
2012	4,095
2013	2,946

$18,505

Below is a table of the effects of the principal temporary differences, without including the items corresponding to foreign subsidiaries, on which deferred taxes were recognized.

	2004	2003
Deferred tax liability:
Inventories	$(1,007,857)	$(1,084,198)
Property, furniture, equipment & invest. in stores	(39,571)	(87,844)
Prepaid expenses	(204,175)	(104,308)
Installment sales		(2,583)
Derivative instruments	(175,669)
Tax accumulated income	(300,000)	(330,000)
Other	(11,443)	(11,499)

	(1,738,715)	(1,620,432)

Deferred tax assets:
Tax–loss carry-forwards	467,181	415,379
Asset tax recoverable	18,505	152,509
Allowance for credit losses	87,450	120,699
Other	45,797	34,065

	618,933	722,652

Deferred tax liability, net	$(1,119,782)	$(897,780)

NOTE 15. INFORMATION BY SEGMENTS

Financial information regarding business segments operated by the company as of December 31, 2004 and 2003 is presented below:

	2004
	Commercial	Credit	International	Other	Consolidated
Income	$17,414,065	$7,056,335	$1,729,145		$26,199,545
Depreciation and amortization	295,106	244,126	42,515	$639,668	1,221,415
Operating profit	2,744,228	310,509	73,258	(219,897)	2,908,098
Total assets	12,173,438	22,564,142	1,171,816	2,240,052	38,149,448

	2003
Income	$15,982,329	$4,507,625	$1,174,407		$21,664,361
Depreciation and amortization	299,823	320,041	39,130	$394,209	1,053,203
Operating profit	2,510,550	3,256,850	144,129	(3,335,569)	2,575,960
Total assets	7,781,793	10,461,449	639,639	6,283,201	25,166,082

The information by segment is presented in the same format used by company management to evaluate each business. An operating segment is defined as a component of the company dedicated to business activities from which it obtains income and incurs costs and expenses, with regard to which it prepares information to make decisions and that management periodically evaluates for assigning resources. Accounting policies for the segments are the same as described in the summary of significant accounting policies.

Some assets and expenses, such as property, furniture and equipment and other assets, non-assignable corporate expenses, depreciation and amortization are distributed to the segments and have been included in the column Other. The company evaluates the performance of the business based on the profit (loss) before these expenses.

The Commercial segment includes principally the sale of an extensive variety of prestigious brands of consumer electronics, appliances and home furnishings in Mexico, as well as money transfer services from the United States to Mexico and within Mexico, sales of guarantees and photo finishing services and sale of photographic equipment.

The Credit segment includes principally the interest accrued and overdue charged by BAZ, as well as the expenses incurred to administer the credit granting operations, among which are considered the allowance for credit losses and interest to finance the portfolio.

The International segment represents the commercial operations of the company in three Central and South American countries: Guatemala, Honduras and Peru.

The Other segment includes corporate expenses as well as those assets not easily identifiable within an individual segment.

NOTE 16. SUBSEQUENT EVENTS

In February 2005 the company made three derivative operations contracts based on company share prices with UBS Warburg. The underlying amount of these transactions was $368,621.

NOTE 17. CONTINGENCIES

a.	The financial statements used to compute the equity investment of Grupo Elektra in Comunicaciones Avanzadas, S. A. de C. V. (CASA) do not include any adjustment that might be necessary as a result of the lawsuits for civil fraud filed in a U.S. Federal Court in January 2005 by the Securities and Exchange Commission (SEC) and certain minority shareholders against Azteca Holdings, S. A. de C. V. (subsidiary of CASA), TV Azteca, S. A. de C. V. (subsidiary of Azteca Holdings, S. A. de C. V.) and its officers Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Luis Echarte Fernández. These suits are based on possible violations of the law and certain share market rules in the United States related to operations carried out between Nortel, Unefon and Codisco in 2003.

Further, Mexico’s National Banking and Securities Commission recently began an administrative proceeding against TV Azteca, S. A. de C. V. for possible violations of disclosure under the Mexico’s Stock Market Law with respect to the same operations.

Because these lawsuits and the administrative proceeding are in their initial phases, and because company management believes the SEC accusations are unfounded, it is not possible to determine the impact, if any, that they will have on the financial statements of TV Azteca, S. A. de C. V. on its principal officers or the Board of Directors.

Because of this, the consolidated financial statements of Grupo Elektra, S. A. de C. V. do not include any adjustment that might be necessary as a result of the situations mentioned above.

b.	The company and its subsidiaries are parties to various legal proceedings and lawsuits during the normal course of operations, which total claims amount is $ 135,888. Company management believes that none of these suits against the company, individually or consolidated, will have a significant adverse effect on its business or financial position.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

Audited Information

					TOTAL AMOUNT
NAME OF THE		MAIN	NUMBER	% OF	Acquisition	Current
COMPANY		ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value

ASSOCIATED COMPANIES

1	COMUNICACIONES AVANZADAS,	HOLDING COMPANY	371,853	35.84	260,538	644,622
	S.A. DE C.V.
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	56,806
3	BANCO AZTECA (PANAMA)	HOLDING COMPANY	1,000	100.00	112,400	112,632

4	OTHER COMPANIES	COMMISSION AND	1	—	100,866	103,651
		MERCANTIL SERVICES		—
		TWENTY		—

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					481,327	917,711

OTHER PERMANENT INVESTMENTS						—

TOTAL						917,711

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

Audited Information

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT

BANCO DE MEXICO, S.A.	5/30/2009	8.29	—	1,786,369

TOTAL			—	1,786,369	—	—	—	—	—	—

STOCK MARKET DEBT

STOCK MARKET CERTIFICATES	3/2/2005	11.23	400,000

STOCK MARKET CERTIFICATES	5/19/2005	11.20	600,000

NACIONAL FINANCIERA, S.N.C.	3/9/2012	10.94		2,600,000

ACCRUED INTEREST			16,621

TOTAL			1,016,621	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

Audited Information

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			890,185
SONY DE MEXICO, S.A. DE C.V.			529,755
PANASONIC DE MEXICO, S.A. DE C.V.			371,336
WHIRLPOOL MEXICO, S.A. DE C.V.			344,952
L.G. ELECTRONICS MEXICO, S.A. DE C.V.	.		279,171
MABE MEXICO, S. DE R.L. DE C.V.			278,654
SAMSUNG ELECTRONICS MEXICO			183,422
DAEWOO ELECTRONICS CORP.			154,841
MABE EXPORT S.A DE C.V.			140,411
L.G. ELECTRONICS MEXICO, S.A. DE C.V.	.		110,366
OTHER			108,659			3,822
SAMSUNG ELECTRONICS MEXICO S			86,230
HEWLETT PACKARD MEXICO, S.A. DE C.V.			83,253
PHILIPS MEXICANA, S.A. DE C.V.			73,247
L.G. ELECTRONICS MEXICO, S.A. DE C.V.	.		63,933
DAEWOO ELECTRONICS CORP.			56,910
MULTRITRADE INTERNATIONAL SA			44,440
BRIGHTSTAR DE MEXICO S.A. DE C.V.			42,658
GTW DE MEXICO S. DE R.L DE			37,999
SUMBEAM MEXICANA S.A. DE C.V.			25,534
KOBLENZ ELECTRICA, S.A. DE C.V.			25,199
SAMSUNG ELECTRONICS MEXICO S			24,607
MAYTAG COMERCIAL S DE R.L.			24,162
NOKIA MEXICO, S.A. DE C.V.			22,693
BICICLO S.A DE C.V.			21,759
SHARP ELECTRONICS CORPORATION			21,006
BRIGHSTAR DE MEXICO S.A.			21,006
SANYO FISHER COMPANY			19,267
OTHERS SUPLLIERS			18,038
SPRING AIR MEXICO S.A. DE C.V.			17,783
DISTRIBUIDORA DE BICICLETAS			13,400
CALENTADORES CINSA S.A. DE C.V.			13,364
GRUPO KUCHEN MEISTER S.A. DE C.V.			13,128
MAGISTRONI, S.A. DE C.V.			12,341
UNICOMER S.A. DE C.V.			12,010
BICICLETAS MERCURIO, S.A. DE C.V.			11,679
APPLICA DE MEXICO S DE RL			11,606
LATINOAMERICA						207,916

TOTAL SUPPLIERS			4,209,004	—		211,738	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

Audited Information

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER			18,561,044			149,322

OTHER CURRENT LIABILITIES AND OTHER CREDITS			18,561,044	—	—	149,322	—	—	—	—

			23,786,669	4,386,369	—	361,060	—	—	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.15
LEMPIRAS	18.90
QUETZALES	7.76
SOLES	3.28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

Audited Information
FOREIGN MONETARY POSITION	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	305,915	3,410,953	26,841	299,281	3,710,234

TOTAL LIABILITIES	6,056	67,523	26,326	293,537	361,060

SHORT-TERM LIABILITIES	6,056	67,523	26,326	293,557	361,060

LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	299,859	3,343,430	515	5,744	3,349,174

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.15
LEMPIRAS	18.90
QUETZALES	7.76
SOLES	3.28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

Audited Information

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,485,879	6,987,598	1,501,719	0.62	9,333

FEBRUARY	5,438,941	6,752,227	1,313,286	0.60	7,856

MARCH	6,971,492	7,855,247	883,755	0.34	2,995

APRIL	5,810,470	8,255,250	2,444,780	0.15	3,689

MAY	5,929,182	8,780,806	2,851,624	(0.25)	(7,153)

JUNE	5,972,802	7,781,914	1,809,112	0.16	2,900

JULY	5,814,718	6,766,266	951,548	0.26	2,494

AUGUST	5,837,853	6,618,015	780,162	0.62	4,816

SEPTEMBER	5,537,739	6,172,286	634,547	0.83	5,247

OCTOBER	5,179,268	12,950,918	7,771,649	0.69	53,824

NOVEMBER	5,522,257	13,829,166	8,306,910	0.85	70,860

DECEMBER	5,272,678	14,104,929	8,831,751	0.21	18,242

RESTATEMENT			—		1,768

CAPITALIZATION			—		—

FOREIGN CORP.			—		—

OTHER			—		—

TOTAL					176,871

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8

Audited Information

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

Audited Information

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1007 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year 2004
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

Audited Information

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

Audited Information

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS

MARK-UP			—	5,338,610
VIDEO			2,306	4,097,858
AUDIO			1,028	2,029,099
REFRIGERATORS			486	1,571,765
WASHERS AND DRYERS			548	1,504,611
TELEPHONES			941	1,100,953
STOVES AND GRILLS			710	1,190,366
INTEREST INCOME INVESTMENTS			—	1,161,999
MATTRESSES			585	734,306
LIVING ROOM FURNITURE			174	783,047
COMPUTERS			317	744,904
OTHER			—	597,536
DINING ROOM FURNITURE			306	614,527
AIR CONDITONERS			357	368,509
BEDS AND BUNK BEDS			294	433,667
MONEY TRANSFERS			—	388,553
BYCICLES			333	367,258
SMALL APPLIANCES			1,079	256,411
EXTENDED WARRANTIES			—	187,024
SEWING MACHINES			98	135,341
ENTERTAINMENT GAMES			94	163,100
PHOTO DEVELOPING			879	56,718
BEDROOM FURNITURE			11	35,417
TABLES			44	35,233
DINING SETS			8	28,117
KITCHENS			1	11,478
CUPBOARDS			38	10,300
BOOKCASES			5	8,781
TYPEWRITING MACHINES			5	3,227
CHAIRS			2	2,620
BOX SPRING			28	2,503
BIPERS			3	1,877
MOTORBYCLES			—	1,568
FOOD				885
VACUUM CLEANERS			2	554
KITCHEN BELLS			4	544
WARDROBES			3	359
TOOLS			—	316
BUSSINESS				104
AUTOTRANSPORT				13
FERRETERIA				2

TOTAL				23,970,060

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

Audited Information

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS

OTHER SALES				1,694,417	LATIN AMERICA
MONEY TRANSFERS				503,992	UNITED STATES
PENALTY INTEREST				25,616	LATIN AMERICA
EXTENDED WARRANTIES				5,460	LATIN AMERICA

TOTAL				2,229,485

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

Audited Information
				NUMBER OF SHARES			CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE

ONLY	2.30500	—	244,825,389		78,222,947	166,602,442	564,274

TOTAL			244,825,389	—	78,222,947	166,602,442	564,274	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
244,825,389
SHARES PROPORTION BY:
CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	5,053,768	64.48000	103.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION

ANNEX 13

Audited Information

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

Audited Information

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

/s/ JAVIER SARRO CORTINA	/s/ RODRIGO PLIEGO ABRAHAM

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

MEXICO CITY AT APRIL 5, 2005